Exhibit 3.1

FIRST AMENDMENT

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

HANMI FINANCIAL CORPORATION

Effective September 27, 2017

The Second Amended and Restated Bylaws (the “Bylaws”) of Hanmi Financial Corporation, a Delaware corporation (the “Company”), is hereby amended as follows, effective September 27, 2017:

1.       ARTICLE IV of the Bylaws is hereby amended by inserting the following new Section 4.15:

4.15 Vice Chairman of the Board of Directors. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Vice Chairman of the Board of Directors, if there be such an officer, shall perform such duties and exercise such powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. The Vice Chairman of the Board of Directors shall be an independent non-employee Director. The Chairman of the Board of Directors shall recommend to the NCGC for consideration a Vice Chairman candidate. During the absence or disability of the Chairman of the Board of Directors, or if no Chairman of the Board of Directors is appointed, the Vice Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the Chairman of the Board of Directors.

2.       Except as specifically set forth herein the Bylaws shall remain unmodified and continue in full force and effect.

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